Sub-Item 77C: Submission of Matters to a Vote of Security Holders

A Special Meeting (the Meeting) of the Registrant was held on
April 22, 2016 to consider and act upon the following proposal below.

At the Meeting, Cheryl K. Beebe, Lawrence Hughes, John F.
Killian, and Westley V. Thompson were elected to the Registrants Board of Trustees. The Registrants shareholders voted as follows:

Election of Trustees	For	      Against	      Withheld	      Broker
                                                                    Non-Votes
Cheryl K. Beebe	    228,141,495	        0	     2,080,367	        0
Lawrence Hughes	    228,141,495	        0	     2,080,367	        0
John F. Killian	    228,141,495	        0	     2,080,367	        0
Westley V. Thompson 228,141,495	        0	     2,080,367	        0

In addition to the individuals named above, Ashok N. Bakhru, John P. Coblentz, Jr.,
Richard P. Strubel and James A. McNamara continue to serve on the Registrants Board of Trustees.